UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

US GOLD CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

912023207
(CUSIP Number)

Robert J. (Don) MacDonald	Copy to:
Senior Vice President,	Christopher Barry, Esq.
Chief Financial Officer and Secretary	U.S. Bank Centre
NovaGold Resources Inc.	1420 Fifth Avenue, Suite 3400
P.O. Box 24	Seattle, Washington 98101
Suite 2300 - 200 Granville Street	(206) 903-8800
Vancouver, British Columbia V6C 1S4
Canada
(604) 669-6227

___________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS,
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
NovaGold Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) [ ]
(b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nova Scotia, Canada

NUMBER OF	7	SOLE VOTING POWER
SHARES
-0-

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
5,374,544

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
-0-

PERSON WITH
10	SHARED DISPOSITIVE POWER

5,374,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,374,544

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAME OF REPORTING PERSONS,
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
NovaGold Resources Alaska, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (See Instructions)
(a) [ ]
(b) [ X ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alaska, United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
-0-

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
5,374,544

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
-0-

PERSON WITH	10	SHARED DISPOSITIVE POWER

5,374,544

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,374,544

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

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INTRODUCTION

     On July 27, 2005, NovaGold Resources Inc. (“NovaGold”) acquired 5,374,544 shares of US Gold Corporation (the “USG Shares”), which represented approximately 7.6% of the issued and outstanding shares of US Gold Corporation as of September 30, 2007. On November 28, 2007, NovaGold transferred the USG Shares to its wholly owned subsidiary, NovaGold Resources (Bermuda) Limited, a Bermuda company (“Bermuda Ltd.”), in exchange for additional shares of common stock of Bermuda Ltd. On November 28, 2007, Bermuda Ltd. transferred the USG Shares to its wholly owned subsidiary, NovaGold (Bermuda) Alaska Limited, a Bermuda company (“NG Bermuda”), in exchange for additional shares of common stock of NG Bermuda. On November 28, 2007, NG Bermuda transferred the USG Shares to its wholly owned subsidiary, NovaGold Resources Alaska, Inc., an Alaska corporation (“NG Alaska”), in exchange for additional shares of common stock of NG Alaska. The purpose of the foregoing transfers was to effect an intercompany transfer of the USG Shares from NovaGold to NG Alaska. The transfers did not involve a change in the ultimate beneficial ownership of the USG Shares. This statement on Schedule 13D constitutes the initial filing by NG Alaska and an amendment to the Schedule 13D previously filed on August 3, 2005 by NovaGold.

     Item 1. Security and Issuer.

             This statement on Schedule 13D relates to the common stock, par value $0.10 per share, of US Gold Corporation. The address of the principal executive office of US Gold Corporation is 165 South Union Blvd, Suite 565, Lakewood, Colorado 80228.

     Item 2. Identity and Background.

                 (a) NovaGold, a Nova Scotia corporation, and NG Alaska, an Alaska corporation, are filing this statement. In this statement, each of NovaGold and NG Alaska are occasionally referred to as a “Reporting Person,” and they are occasionally collectively referred to as the “Reporting Persons.” Each Reporting Person is a party to the Joint Filing Agreement, described in Item 6 and attached as Exhibit 99.1 hereto.

                 (b) The address of the principal executive office of NovaGold is P.O. Box 24, Suite 2300 - 200 Granville Street, Vancouver, British Columbia V6C 1S4, Canada. The address of the principal executive office of NG Alaska is P.O. Box 640, 110 Front Street, Suite 303, Nome, Alaska 99762. The business address of the directors and executive officers of NovaGold is set forth on Schedule A, and the business address of the directors and executive officers of NG Alaska is set forth in Schedule B.

                 (c) NovaGold and NG Alaska are each natural resource companies engaged in the exploration and development of gold properties in North America. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of NovaGold’s directors and executive officers, as of the date hereof. Set forth on Schedule B is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of NG Alaska’s directors and executive officers, as of the date hereof.

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                 (d) and (e) During the last five years, neither NovaGold, nor to NovaGold’s knowledge, any person named in Schedule A, and neither NG Alaska, nor to NG Alaska’s knowledge, any person named in Schedule B, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                 (f) NovaGold is a Nova Scotia corporation. NG Alaska is an Alaska corporation. The citizenship of each person named in Schedule A and Schedule B is set forth thereon.

        Item 3. Source and Amount of Funds or Other Consideration.

                No funds were borrowed by NovaGold, NG Alaska or any intervening subsidiary in order to complete the transfers described herein. A description of the source of funds employed in the transfer of the USG Shares is set forth under the heading “Introduction,” which is incorporated herein by reference.

        Item 4. Purpose of Transaction.

                The Reporting Persons obtained the USG Shares in order to acquire an interest in US Gold Corporation for investment purposes. The purpose of the transfers set forth under the heading “Introduction” was to effect an intercompany transfer of all of the USG Shares held by NovaGold to NG Alaska. The transfers did not involve a change in the ultimate beneficial ownership of the USG Shares. The Reporting Persons intend to continuously review their position in US Gold Corporation. Depending on further evaluations of the business prospects of US Gold Corporation and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or dispose of all or a portion of the USG Shares, subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market sales or otherwise, or acquire additional shares of US Gold Corporation common stock or formulate other purposes, plans or proposals deemed advisable.

        Item 5. Interest in Securities of the Issuer.

                 (a) - (b) NG Alaska and NovaGold are the shared beneficial owners of the USG Shares and possess shared power to vote and shared power to dispose of the USG Shares. Prior to the intercompany transfers, NovaGold was the sole beneficial owner of the USG Shares and possessed sole power to vote and sole power to dispose of the USG Shares. To the knowledge of the Reporting Persons, the USG Shares constitute approximately 7.6% of the issued and outstanding shares of US Gold Corporation common stock, based on 70,972,064 shares of US Gold Corporation common stock outstanding as of September 30, 2007. To NovaGold’s knowledge, no person named in Schedule A, and to NG Alaska’s knowledge, no person named in Schedule B, possesses any interest in US Gold Corporation securities or any voting powers with respect to US Gold Corporation.

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                 (c) Neither NovaGold nor, to the knowledge of NovaGold, any person named in Schedule A, and neither NG Alaska, nor to the knowledge of NG Alaska, any person named in Schedule B, has effected any transaction in US Gold Corporation common stock during the past 60 days.

                 (d) - (e) Not applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                     To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement on Schedule 13D or between such persons and any other person with respect to the securities of US Gold Corporation, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                     A Joint Filing Agreement by and among NovaGold and NG Alaska is attached as Exhibit 99.1 hereto. Pursuant to the Joint Filing Agreement, each Reporting Person has agreed that this statement on Schedule 13D is filed on behalf of each Reporting Person.

         Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among NovaGold Resources Inc. and NovaGold Resources Alaska, Inc.

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SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same statement.

NOVAGOLD RESOURCES INC.

Date: November 29, 2007	By:	/s/ Robert J. MacDonald
	Name:	Robert J. MacDonald
	Title:	Senior Vice-President, Chief Financial Officer
and Secretary

NOVAGOLD RESOURCES ALASKA, INC.

Date: November 29, 2007	By:	/s/ Robert J. MacDonald
	Name:	Robert J. MacDonald
	Title:	Treasurer and Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF NOVAGOLD RESOURCES INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of NovaGold Resources Inc. Unless otherwise indicated below, the business address of each such person is P.O. Box 24, Suite 2300 - 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada.

Board of Directors

Present Principal Occupation and
Name and Title	Address	Citizenship

Patrick Downey	President of Aura Minerals Ltd.	Canadian
Director	Pacific Centre, Suite 805, 609 Granville
Street, Vancouver, B.C. V74 1G6
Canadian
Michael H. Halvorson	President of Halcorp Capital Ltd.
Director	7928 Rowland Rd., Edmonton, AB, T6A
3W1

Gerald J. McConnell	President and Chief Executive Officer of	Canadian
Director	Etruscan Resources Inc.
306-1597 Bedford Highway, Halifax, NS
B4A 1E7

Cole McFarland	Retired Businessman	American
Director	1815 Springvale Lane, Lincoln CA 95648

Kalidas V. Madhavpeddi	President of Azteca Consulting LLC	American
Director	3442 East Coconino Street, Phoenix,
Arizona 85044

Clynton R. Nauman	Chief Executive Officer of Alexco Resource	American
Director	Corp. and Asset Liability Management
Group ULC
1920-200 Granville Street, Vancouver, B.C.
V6C 1S4

James Philip	Clan Chatton Finance Ltd.	Canadian
Director	1503-283 Davie Street, Vancouver, B.C.
V6B 5T6

Rick Van Nieuwenhuyse	President, Chief Executive Officer and	American
President, Chief Executive Officer	Director of NovaGold Resources Inc.
and Director

Executive Officers of NovaGold Resources Inc. Who Are Not Directors

Present
Name and Title	Principal Occupation and Address	Citizenship

Robert J. (Don) MacDonald	Senior Vice-President, Chief Financial Officer	Canadian
Senior Vice-President, Chief	and Secretary of NovaGold Resources Inc.
Financial Officer and Secretary

Peter W. Harris	Senior Vice President and Chief Operating	Canadian
Senior Vice President and Chief	Officer of NovaGold Resources Inc.
Operating Officer

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF
NOVAGOLD RESOURCES ALASKA, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of NovaGold Resources Alaska, Inc. Unless otherwise indicated below, the business address of each such person is P.O. Box 24, Suite 2300 - 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada.

Board of Directors

Present Principal Occupation and
Name and Title	Address	Citizenship

Rick Van Nieuwenhuyse	President, Chief Executive Officer and	American
President and Director	Director of NovaGold Resources Inc.

Robert J. (Don) MacDonald	Senior Vice-President, Chief Financial	Canadian
Treasurer, Secretary and Director	Officer and Secretary of NovaGold
Resources Inc.

Doug Nicholson	Vice President and General Manager of	American
Vice President, General Manager	NovaGold Resources Alaska, Inc.
and Director	110 Front Street, Suite 303, Nome, Alaska
99762

Exhibit 99.1

JOINT FILING AGREEMENT

     Each of the undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. Each of the undersigned acknowledge and agree that each of the undersigned is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning him or her contained therein, but is not be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he or she knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same Joint Filing Agreement.

NOVAGOLD RESOURCES INC.

Date: November 29, 2007	By:	/s/ Robert J. MacDonald
	Name:	Robert J. MacDonald
	Title:	Senior Vice-President, Chief Financial Officer
and Secretary

NOVAGOLD RESOURCES ALASKA, INC.

Date: November 29, 2007	By:	/s/ Robert J. MacDonald
	Name:	Robert J. MacDonald
	Title:	Treasurer and Secretary